Saia-Burgess Electronics Holding AG
Bahnhofstrasse 8 | CH 3280 Murten | Switzerland
T +41 (0)26 672 71 11 | F +41 (0)26 670 10 38 | www.saia-burgess.com

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Press Release
Murten, April 20, 2

Record quarter for Saia-Burgess

Following the very good fourth quarter 2003 the Saia-Burgess Group continued the positive trend – as already mentioned at the management presentation on 23.03.2004 – achieving its best results so far in the first quarter 2004. Sales were up by 17.5 percent compared with the same period in the previous year to CHF 140.4 million (Q1/03: CHF 119.5 million), the EBITA rose by 41.4 percent to CHF 13.4 million (CHF 9.5 million) and the EBITA margin reached 9.5 percent (7.9 percent).
By comparison with what was already a strong fourth quarter 2003 sales increased by 8.0 percent (Q4/03: CHF 129.9 million) in the first quarter 2004 and the EBITA was 16.2 percent higher (Q4/03: CHF 11.5 million).
Saia-Burgess is keeping to its forecast of full-year sales in excess of CHF 530 million and an improvement in profitability.

Sales rose by 17.5 percent compared with the same period in the previous year to CHF 140.4 million (Q1/03: CHF 119.5 million), after currency adjustments they increased by 15.2 percent to CHF 137.7 million. The growth in sales after allowing for currency adjustments comprised 12.8 percent internal growth and 2.4 percent increase in sales through acquisitions.

All three divisions contributed towards the positive development in sales in the first quarter 2004: the Automotive Division posted a 20.7 percent increase in sales to CHF 73.4 million (CHF 60.8 million) exclusively through internal growth and the Controls Division a 17.4 percent rise to CHF 12.4 million (CHF 10.6 million). The Industry Division recorded an 13.5 percent increase to CHF 54.6 million (CHF 48.1 million), with acquisition-related growth (Cetronic and Otehall) accounting for 5.9 percent or CHF 2.8 million.

Reflecting the significant 41.4 percent rise in the EBITA which was mainly achieved thanks to the better utilisation of fixed costs, a favourable sales mix and the continuing cost optimisation, the EBIT also increased in the first quarter 2004 by 46.1 percent compared with the same period in the previous year to CHF 11.8 million (CHF 8.1 million) and the net profit by 56.1 percent to CHF 8.0 million (CHF 5.1 million).

In order to bring about a sustainable improvement in profitability in the North American business Saia-Burgess has begun to consolidate production at its Rockville (Indiana) site within its plant in Vandalia (Ohio).

The very good results posted in the first quarter are an initial step along the way to achieving the ambitious targets for 2004: Saia-Burgess is keeping to its 2004 forecast of sales in excess of CHF 530 million and an improvement in profitability.

Further information

Contact person for shareholders, media and analysts:
Valeria Poretti-Rezzonico, Head of Corporate Communications and Investor Relations
v.poretti@saia-burgess.com
Saia-Burgess Electronics Holding AG, Bahnhofstrasse 18, 3280 Murten
Telefon +41 26 672 72 04, Fax +41 26 670 10 38
www.saia-burgess.com

Saia-Burgess Group

Saia-Burgess with its products – switches, sensors, motors, solenoids, electronic controllers and subsystems – serves important segments within the Automotive and Industry areas as well as infrastructure automation. Development and manufacturing work is carried out through its own extensive network of production facilities in Europe, North America, Africa and Asia.
In 2003 Saia-Burgess achieved sales of CHF 490.2 Mio with more than 3'000 employees worldwide.
The registered shares of Saia-Burgess (SBEN) are quoted on the SWX Swiss Exchange since 1998.

Agenda

06.05.04	Annual General Meeting in Murten
03.08.04	2004 Interim Report
19.10.04	Report on 3rd quarter 2004